SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM T-1
STATEMENT OF ELIGIBILITY UNDER THE TRUST INDENTURE ACT OF 1939 OF A CORPORATION DESIGNATED TO ACT AS TRUSTEE
CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF A TRUSTEE PURSUANT TO SECTION 305(b)(2) [X]

Citibank, N.A.

A National Banking Association	13-5266470
(I.R.S. employer
identification no.)

3900 Paradise Road, Suite 127	86169
Las Vegas, NV	(Zip code)
(Address of principal executive offices)
Citibank, N.A.
388 Greenwich Street
New York, New York 10013
Attn: Jennifer McCourt (212) 816-5680

FRANKLIN AUTO TRUST 2006-1
THAT ISSUES NOTES UNDER THE RELATED
PROSPECTUS
AND PROSPECTUS SUPPLEMENT
(Exact name of obligor as specified in its charter)

Delaware	Applied for
(State or other jurisdiction of	(I.R.S. employer
incorporation or organization)	identification no.)

c/o Deustche Bank Trust Company, as Owner Trustee
Attn: Corporate Trust Administration Dept.
1011 Centre Road, Suite 200
Wilmington, Delaware
Or such other address specified in the applicable
Prospectus Supplement	19805-1266
(Address of principal executive offices)	(Zip code)

Asset Backed Securities

1.

General information. Furnish the following information as to the Trustee;

(a)

Name and address of each examining or supervising authority to which it is subject.

Name

Address

Comptroller of the Currency

Washington, D.C.

Federal Reserve Bank of New York

33 Liberty Street, New York, NY

Federal Deposit Insurance Corporation

Washington, D.C.

(b)

Whether it is authorized to exercise corporate trust powers.

Yes.

2.

Affiliations with Obligor.

If the obligor is an affiliate of the trustee, describe each such affiliation.

None.

Item 16.

List of Exhibits.

List below all exhibits filed as a part of this Statement of Eligibility.

Exhibits identified in parentheses below, on file with the Commission, are incorporated herein by reference as exhibits hereto.

Exhibit 1 - Copy of Articles of Association of the Trustee, as now in effect. (Exhibit 1 to T-1 to Registration Statement No. 2-79983)

Exhibit 2 - Copy of certificate of authority of the Trustee to commence business. (Exhibit 2 to T-1 to Registration Statement No. 2-29577).

Exhibit 3 - Copy of authorization of the Trustee to exercise corporate trust powers. (Exhibit 3 to T-1 to Registration Statement No. 2-55519)

Exhibit 4 - Copy of existing By-Laws of the Trustee. (Exhibit 4 to T-1 to Registration Statement No. 33-34988)

Exhibit 5 - Not applicable.

Exhibit 6 - In accordance with Section 321(b) of the Trust Indenture Act of 1939, as amended, the undersigned hereby consents that reports of examination of the undersigned made by Federal, State, Territorial, or District authorities authorized to make such examination may be furnished by such authorities to the Securities and Exchange Commission upon its request therefor.

Exhibit 7 - Copy of the latest Report of Condition of Citibank, N.A. (as of March 31, 2006- attached)

Exhibit 8 - Not applicable.

Exhibit 9 - Not applicable.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the trustee, Citibank, N.A., a national banking association organized and existing under the laws of the United States of America, has duly caused this Statement of Eligibility to he signed on its behalf by the undersigned, thereunto duly authorized; all in the City of New York and State of New York, on the 10th day of October , 2006.

CITIBANK, N.A.

By:  /s/Jennifer McCourt

Name:  Jennifer McCourt

Title:  Vice President